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Companhia Brasileira de Distribuição (CBD)

October 2005 Sales Performance

São Paulo, Brazil, November 16, 2005 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces its sales performance in October 2005 (preliminary and non-audited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

In October, gross sales reached R$1,353.0 million and net sales totaled R$1,128.3 million, a 2.7% and 3.9% growth, respectively, when compared to the same period of 2004.

Same store sales remained flat compared to the same period of the previous year. Similarly to the previous month, the comparison basis was still very strong, since the Company reported a 10.3% growth in October 2004. The Company’s sales performance was still impacted by three main factors: deflation of prices in some products categories (perishables and commodities); drop in consumers’ confidence levels and lower income available for non-durable goods purchases, as a result of the consumers’ financing commitments on durable goods purchases.

Same store sales of non-food products had a nominal growth of 11.8%, whilst food products sales decreased by 3.5%.

In real terms, same store sales deflated by IPCA rate dropped 6.0%. However, when deflated by food inflation, calculated by IPCA household food inflation rate, our same store sales grew by 0.1%.

The highlight of the month was Sendas business unit, in the State of Rio de Janeiro, which once again reported a same store sales growth well above the Company’s average.

Obs.: Same Store Sales figures include only stores which operating period is longer than 12 months

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Officer

Daniela Sabbag
Manager

Phone:  (55 11) 3886 0421 Fax: (55 11) 3884 2677
E-mail:  cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.